At a meeting of the Board of Trustees (the “Trustees”) of Arrow ETF Trust (the “Trust”), held on December 2, 2014, upon a motion duly made and seconded, the following resolutions were unanimously adopted by the Trustees:

WHEREAS, the Trustees have reviewed the form of and coverage of Federal Insurance Company Policy No. ZBN-15N37350-14-N2 (the "Fidelity Bond"), effective March 1, 2014, and the type and amount of securities held by Arrow Dow Jones Global Yield ETF (the “Fund”); and

WHEREAS, the custody and safekeeping of the Fund’s securities are exclusively the obligation of a qualified custodian; and

WHEREAS, no employee of the Trust or employee of the investment adviser has access to the Funds’ portfolio securities.

WHEREAS, the amount of the coverage under such Fidelity Bond satisfies the amount required by Rule 17g-1(d)(1) promulgated under the Investment Company Act of 1940, as amended.

IT IS THEREFORE RESOLVED, that the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is authorized and approved; and

FURTHER RESOLVED, that the officers of the Trust are designated as the persons who shall make the filings and give the notices required by Rule 17g-1(d)(1) promulgated under the Investment Company Act of 1940, as amended; and

FURTHER RESOLVED, that the officers of the Trust are designated as the persons who shall make the filings and give the notices required by Paragraph (h) of Rule 17g-1.